Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors

H.B. Fuller Company:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-24703) of the H.B. Fuller Company of our report dated June 20, 2005 with respect to the statements of net assets available for benefits of the EFTEC Savings Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedules as of and for the year then ended December 31, 2004, which report appears elsewhere in this December 31, 2004 annual report on Form 11-K.

By: /s/ KPMG LLP

Minneapolis, Minnesota

Date: June 28, 2005